# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: T3 Defense Inc., CIK 0001787518
CUSIP: 67054R203
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 575 Fifth Avenue, 14th Floor, New York, New York (NY), 10017
Date of event which requires filing of this statement: 07/06/2026
Filed by CIK 0002146434
Persons authorized to receive notices and communications: Elad Shohat, X S.E. Security and Defense Ltd., 4 HaGavish St., Netanya, Israel (L3), 62745, 972-54-218-0918

## Reporting persons
- X S.E. Security and Defense Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 168,479; shared voting power 0; sole dispositive power 168,479; shared dispositive power 0; aggregate amount beneficially owned 168,479 (16.67% of the class)
  Comment: The percentage is calculated based on 1,010,495 shares of common stock issued and outstanding as of July 6, 2026, reflecting the 1:125 reverse split effectuated by the Issuer on July 20, 2026.
- Elad Shohat (CIK 0002146434): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: other (OO); sole voting power 168,479; shared voting power 0; sole dispositive power 168,479; shared dispositive power 0; aggregate amount beneficially owned 168,479 (16.67% of the class)
  Comment: The percentage is calculated based on 1,010,495 shares of common stock issued and outstanding as of July 6, 2026, reflecting the 1:125 reverse split effectuated by the Issuer on July 20, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: T3 Defense Inc.
Address of issuer's principal executive offices: 575 Fifth Avenue, 14th Floor, New York, New York (NY), 10017

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed on behalf of X S.E. Security and Defense Ltd. ("X Security"), and Elad Shohat (together, the "Reporting Persons") as joint filers pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act).
Residence or business address: The principal place of business of the Reporting Persons is: 4 HaGavish Street, Netanya, Israel 62745.
Present principal occupation or employment: The principal business of the Reporting Persons is the acquisition and enhancement of operating companies.
Criminal convictions in the last five years: Neither of the Reporting Persons has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which any of them became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: X Security is a company established in the state of Israel, company number 516956596, and Elad Shohat is a citizen of the State of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The shares of Common Stock referred to in this Schedule 13D were issued to the X Security in consideration for the 60 ordinary shares of Project 35 Ltd., a private company organized under the laws of the State of Israel, constituting sixty percent (60%) of its issued and outstanding share capital, a promissory note issued by the Issuer in the principal amount of $1,250,000, and the assumption by the Issuer of X Security's investment undertaking toward Project 35 Ltd. in the amount of $2,500,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of Common Stock referred to in this Schedule 13D for investment purposes.

The Reporting Persons are currently in discussions with the Issuer regarding the acquisition of an equity interest in another asset held by the Reporting Persons. The proposed consideration for such acquisition would include additional shares of Common Stock.

The Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market, in privately negotiated transactions, or otherwise, or may dispose of all or a portion of the shares of Common Stock held by them, subject to applicable securities law restrictions, including any lock-up or registration requirements. The Reporting Persons may also engage in discussions with the Issuer's management, board of directors, or other stockholders regarding the Issuer's business, management, operations, strategy, or governance. Any such actions will depend upon a variety of factors, including the price and availability of the Common Stock, general market conditions, and other factors deemed relevant by the Reporting Persons.

Except as described herein, the Reporting Persons do not currently have any plans or proposals that would relate to or result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons may be deemed to beneficially own an aggregate of 168,479 shares of Common Stock, representing approximately 16.67% of the Issuer's issued and outstanding Common Stock. The percentage is calculated based on 1,010,495 shares of common stock issued and outstanding as of July 6, 2026, reflecting the 1:125 reverse split effectuated by the Issuer on July 20, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons have sole voting and dispositive power with respect to 168,479 shares of Common Stock and shared voting and dispositive power with respect to 0 shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as described herein, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Stock Purchase Agreement, dated July 6, 2026, between the Issuer and X Security, pursuant to which the Reporting Persons received the shares of Common Stock of the Issuer.

Additionally, the Issuer issued to X Security a promissory note in the principal amount of $1,250,000 in connection with the Stock Purchase Agreement.

Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to the securities of the Issuer, including any contracts, arrangements, understandings, or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

A Share Purchase Agreement, dated July 6,2026, by and between T3 Defense Inc. and X Security and Defense Ltd. (incorporated by reference to Exhibit 10.51 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 9, 2026)

B Promissory Note, dated July 6, 2026, issued by T3 Defense Inc. to X Security and Defense Ltd. (incorporated by reference to Exhibit 10.51 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on July 9, 2026)

C Joint Filing Agreement.

## Signatures
- X S.E. Security and Defense Ltd.: /s/ Elad Shohat, Elad Shohat/President (07/24/2026)
- Elad Shohat: /s/ Elad Shohat, Elad Shohat (07/24/2026)